82-3334

TOMRA®

Helping the world recycle

FOURTH QUARTER 2002

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FINANCIAL STATEMENT – FOURTH QUARTER 2002

INCOME STATEMENT *(Figures in MNOK)*	4th Quarter				Accumulated 31 December					
	2002	2001			2002			2001		
	Total	Cont.	Disc.	Total	Cont.	Disc.	Total	Cont.	Disc.	Total
Operating revenues	651.2	696.5	35.5	732.0	2666.8	7.1	2673.9	2591.5	332.9	2924.4
Cost of goods sold	377.9	504.6	32.7	537.3	1545.1	5.4	1550.5	1489.4	340.9	1830.3
Lease depreciation	18.2	23.3	0.0	23.3	74.4	0.0	74.4	89.1	0.0	89.1
Gross contribution/(loss)	*255.1*	168.6	2.8	171.4	*1047.3*	*1.7*	*1049.0*	1013.0	(8.0)	1005.0
Operating expenses	146.7	167.7	1.9	169.6	599.8	1.0	600.8	597.7	10.0	607.7
Depreciation & write-downs	26.6	330.4	0.6	331.0	118.0	0.5	118.5	432.1	5.6	437.7
Operating profit/(loss)	*81.8*	(329.5)	0.3	(329.2)	*329.5*	*0.2*	*329.7*	(16.8)	(23.6)	(40.4)
Affiliated companies	2.0	(0.9)	0.0	(0.9)	2.4	0.0	2.4	(2.4)	0.0	(2.4)
Net financial income/(expense)	15.4	40.3	(0.3)	40.0	74.5	(0.2)	74.3	119.7	(14.4)	105.3
Ord. profit before tax	*99.2*	(290.1)	0.0	(290.1)	*406.4*	*0.0*	*406.4*	100.5	(38.0)	62.5
Profit related to WMG	0.0	15.0	0.0	15.0	0.0	0.0	0.0	42.1	0.0	42.1
Losses related to Pacific	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	54.2	54.2
Tax expense/(income)	30.8	(66.9)	0.0	(66.9)	126.0	0.0	126.0	70.8	(36.8)	34.0
Net profit/(loss)	*68.4*	(208.2)	0.0	(208.2)	*280.4*	*0.0*	*280.4*	71.8	(55.4)	16.4
Minority interest	(8.5)	(13.1)	0.0	(13.1)	(23.8)	0.0	(23.8)	(31.1)	0.0	(31.1)

BALANCE SHEET *(Figures in MNOK)*	31 December	
	2002	2001
ASSETS		
Intangible assets	379.9	579.4
Leasing equipment	181.2	263.4
Other fixed assets	779.6	981.9
Other current assets	778.5	970.7
Cash and cash equivalents	1017.3	697.6
TOTAL ASSETS	3136.5	3493.0
LIABILITIES & EQUITY		
Equity	2470.1	2630.5
Minority interests	118.2	160.5
Deferred taxes	17.8	86.5
Long-term interest-bearing liabilities	38.0	37.8
Short-term interest-bearing liabilities	15.2	18.4
Other short-term liabilities	477.2	559.3
TOTAL LIABILITIES & EQUITY	3136.5	3493.0

CASH FLOW *(Figures in MNOK)*	4th Quarter 2002	4th Quarter 2001	Acc. 31 December 2002	Acc. 31 December 2001
Ordinary profit before taxes	99.2	(290.1)	406.4	62.5
Changes in working capital	227.4	215.1	52.5	113.2
Other operating changes	(80.9)	375.8	41.9	383.8
Total from operations	*245.7*	*300.8*	*500.8*	*559.5*
Total from investments	*(40.9)*	*(84.5)*	*(155.1)*	*(652.6)*
Total from financing	*3.1*	*(3.2)*	*(19.8)*	*83.3*
TOTAL CASH FLOW	207.9	213.1	325.9	(9.8)

EQUITY *(Figures in MNOK)*	Majority	Minority	Total
Balance per 2001	*2630.5*	*160.5*	*2791.0*
Net profit	256.6	23.8	280.4
Equity issues	14.2	0.0	14.2
Translation difference	(381.6)	(57.1)	(438.7)
Other	(5.0)	(9.0)	(14.0)
Dividend accruals	(44.6)	0.0	(44.6)
Balance per 2002	*2470.1*	*118.2*	*2588.3*

INTERIM RESULTS (Continuing operations)	3rd Quarter 2001	4th Quarter 2001	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002
Operating revenues	696.8	696.5	629.5	670.4	715.7	651.2
EBITDA	180.6	127.4	107.2	140.0	148.1	126.6
Operating profit	112.4	(329.5)	52.8	90.7	104.2	81.8
Sales growth (%)	14.1	9.3	14.3	3.5	2.7	(6.5)
Operating margin (%)	16.1	(47.3)	8.4	13.5	14.6	12.6
Earnings per share (NOK)	0.34	(1.24)	0.29	0.39	0.42	0.34
Earnings per share (NOK) fully diluted	0.34	(1.24)	0.29	0.39	0.42	0.34

Note: The quarterly financial statement is based on the same principles as the annual accounts.

HIGHLIGHTS FOURTH QUARTER 2002

- Revenues from continuing operations 651 MNOK (-7% relative to fourth quarter 2001)
  - Europe 222 MNOK (-22%)
  - North America 308 MNOK (0%)
  - South America 121 MNOK (+15%)
- Adjusted for currency impact, revenue increased by 5% relative to the fourth quarter 2001 (continuing operations)
- Operating profit 82 MNOK compared to a loss of 330 MNOK in the fourth quarter 2001
- Deposit on non-refillable containers implemented in Germany as of 1 January 2003
- Strong performance in Finland related to new store openings
- TOMRA received first order of 50 machines in Israel
- Continued large scale roll-out of TOMRA 83 HCp in Michigan contributing to 22% growth in local currency in North America in the fourth quarter 2002
- Continued positive development in California during fourth quarter 2002
- Strong cash flow, contributing to a year-end cash balance in excess of 1 billion NOK.

FINANCIALS

Revenues from continuing operations in the fourth quarter 2002 amounted to 651 MNOK, down 7% from 697 MNOK in fourth quarter 2001. Operating profit was 82 MNOK for the quarter, while profit before tax equaled 99 MNOK. The strengthening of NOK against USD (22% USD depreciation against NOK in the fourth quarter 2002 versus fourth quarter 2001) and EUR (9%) has negatively impacted revenue by 81 MNOK and operating profit by approximately 27 MNOK.

Earnings per share equaled NOK 0.34 for the fourth quarter 2002. Total assets have declined by 4% since the end of the third quarter to 3,137 MNOK. Strong cash flow from operations contributed to improved liquidity. The equity ratio remains strong at 79%.

MARKETS

EUROPE

Revenues in Europe amounted to 937 MNOK in 2002 against 910 MNOK in 2001—an increase of 3%. Measured in local currencies, revenue growth in Europe equaled 10%.

Sales by market

Figures in NOK million	2002	2001
Norway	66	77
Sweden	133	122
Finland	113	105
Denmark	227	58
The Netherlands	81	180
Germany	194	225
Austria	55	52
Switzerland	30	37
Belgium	20	42
Others	18	12
Total Europe	937	910

Sales by activity

Figures in NOK million	2002	2001
Sales, lease	637	597
Service	282	295
Adm. & Promotion	18	18
Total Europe	937	910

Germany

On 1 January 2003, Germany introduced deposit on 14 billion non-refillable containers for soft drink, beer and mineral water. This is in addition to the existing deposit system for 31 billion refillable containers. An interim, chain- or store-based solution for non-refillable containers, based on manual handling in stores, is currently operating. This interim solution will be replaced on 1 October 2003 by a national and automated system.

On 24 January 2003, the German beverage and retail industries decided on the security requirements for identification of deposit containers. The decision entails that large stores and discounters will need reverse vending machines with compaction capabilities. In addition to EAN bar code recognition, which is a standard RVM feature in all non-refillable container markets, the machines must also identify a special ink mark, which is currently under development and is to be applied on the containers at the beverage filling lines. As has been the case in all other markets, TOMRA will use its extensive technological resources to assist the industry in developing the required solutions for Germany. Given the chosen solution, TOMRA has not changed its expectation of the total market potential in Germany in a medium term perspective.

The German market had a strong fourth quarter 2002 driven primarily by higher service activities. This positive trend however, is not expected to last as TOMRA anticipates very low sales until a final clarification of the security system has been achieved and orders for technology for non-refillable containers are placed. TOMRA is increasing its activity level to support the new developments and to prepare for system start up on 1 October 2003.

Finland

As in the third quarter 2002, Finland continued its strong performance during the fourth quarter with revenues of 33 MNOK, which contributed to an annual growth rate in local currency of 15%. Several new store openings, which have a private deposit system on non-refillable PET containers, have been the main driver of the positive development in Finland over the past six months. The positive development generated by such store openings is not expected to continue in 2003.

Israel

In November 2002 TOMRA signed a distributor agreement with Afcon Control & Automation Ltd., which was selected as the supplier of reverse vending machines to the central deposit operating organization in Israel. TOMRA received an initial order for fifty machines for the Israeli market, half of which were delivered in December 2002. The remaining number of machines were delivered in January 2003. The distributor agreement positions TOMRA for placement of a further potential of 450 machines in 2003.

Denmark

During the first nine months of 2002 TOMRA installed and upgraded approximately 2,100 machines in Danish supermarkets in connection with the implementation of the new deposit system for non-refillable containers in Denmark on 23 September 2002. As expected, the activity level in Denmark during the fourth quarter 2002 was significantly lower than previous quarters given that the installation and upgrade phase was completed earlier in the year. Until a final clarification on tenders for compactors and back-room handling facilities have been concluded, activities in Denmark will be at a more normal level.

NORTH AMERICA

Revenues from continuing operations in North America amounted to 1,303 MNOK in 2002 - a decrease of 4% from 1,354 MNOK in 2001. However, measured in USD revenues increased 8% to 163.1 MUSD in 2002, and by 22% to 42.1 MUSD in the fourth quarter 2002 relative to 2001.

Sales by market (continuing operations)

Figures in NOK million	2002	2001
New York	405	473
Connecticut	92	85
Massachusetts	104	108
Michigan	289	236
California	304	351
Canada	94	97
Others	15	4
Total North America	1303	1354

Sales by activity (continuing operations)

Figures in NOK million	2002	2001
Sales, Lease	235	166
Service	107	132
Recycling Centers	195	242
Materials Handling	701	718
Adm. & Promotion	65	96
Total North America	1303	1354

U.S. West

Operations in California were profitable during the fourth quarter 2002 with an operating profit of 0.8 MNOK, slightly better than forecasted. For the year 2002 in total, TOMRA generated an operating profit of 1.5 MNOK in California and expects profitability to further improve in 2003.

Based on interest from several major retailers, TOMRA is prepared to expand its recycling center services in California. However, TOMRA will delay any investment decisions until a final resolution of legislative amendments related to man-hour reduction and payment structure from the state is concluded. This resolution is critical in order to drive further efficiencies in TOMRA's operating model and is expected by mid-year 2003.

U.S. East

TOMRA installed 200 TOMRA 83 HCp machines during the fourth quarter, bringing the total up to approximately 500 in 2002. For the year, TOMRA installed 1,900 machines in U.S. East and Canada versus 1,520 machines in 2001—a growth of 25%. Through the advantages of the TOMRA 83 HCp compared to existing technology solutions, TOMRA has significantly strengthened its market position and has a market share above 80% in core northeast markets. TOMRA expects to install approximately 2,200 machines in U.S. East and Canada during 2003.

In line with expectations, TOMRA generated moderate volume and revenue growth within materials handling during 2002. During the Fall of 2002 TOMRA initiated a rationalization and consolidation process of certain processing facilities. In January 2003 TOMRA closed its processing plant in Massachusetts, and is now outsourcing these services to a third-party processing agent. In addition, TOMRA has consolidated its processing capacity in Connecticut in order to achieve cost savings. In line with its overall strategy, TOMRA will continue to focus on rationalizing its material handling operations.

SOUTH AMERICA

Revenues in South America during 2002 amounted to 427 MNOK. TOMRA's revenues in Brazil are denominated in USD. The strong NOK versus USD continued to negatively impact revenue in the fourth quarter. Adjusted for currency impact during 2002, revenue would have equaled 486 MNOK.

Sales by market

Figures in NOK million	2002	**10m01**
Brazil	425	324
Others	2	4
Total South America	427	328

Sales by activity

Figures in NOK million	2002	**10m01**
Sales, lease	2	4
Recycling Centers	255	182
Materials Handling	170	142
Total South America	427	328

Focus during the fourth quarter 2002 has been to optimize operations at the recently acquired IMCO collection centers. In addition, TOMRA has focused on adapting its non-deposit model to recently approved legislation in the state of Rio de Janeiro. Under the newly passed law, all stakeholders, which are responsible for bringing PET bottles into the market, must recycle at minimum 25%. TOMRA is in discussions with all relevant stakeholders regarding a future roll-out of its currently piloted rePlanet centers.

BUSINESS & TECHNOLOGY DEVELOPMENT

During 2002 TOMRA expensed in excess of 140 MNOK related to R&D and business development activities. To a large extent these activities do not generate short-term revenues, but are important to TOMRA's ability to sustain technological leadership and to generate growth in the long term.

In addition, TOMRA currently carries approximately 48 MNOK in annual costs related to preparing for the significant opportunity represented by the deposit on non-refillable containers in Germany.

A key development market includes Brazil where TOMRA is spending considerable time and resources to develop a more consumer oriented collection infrastructure. Another important evolving market for TOMRA is Japan, where TOMRA recently sold its first machines after three years of market activities and building local presence. This generated revenues in 2002 of 4 MNOK. TOMRA will continue to focus its activities in Japan towards cost-efficient, automated collection systems for municipalities. In order to achieve this, TOMRA will seek to expand its distributor network.

In order to map future growth opportunities, TOMRA is also allocating resources to several geographical areas, including the United Kingdom, Mexico and Malaysia.

MARKET OUTLOOK

The board remains optimistic about the long term market opportunities. However, a continued weak USD, a more normal activity level in Denmark and Finland, and very limited machine sales in Germany until orders on non-refillable technology are placed, will impact revenues and profit margin substantially in the first half of 2003 compared to the first half of 2002.

SHAREHOLDERS

The total number of shares outstanding at the end of the fourth quarter 2002 was 178,486,559 shares. The total number of shareholders increased from 11,882 at the end of the third quarter 2002 to 12,291 at the end of fourth quarter 2002. The distribution by country of TOMRA shareholders at the end of fourth quarter shows: Norway 42.5%, United States 13.4%, United Kingdom 12.4%, Denmark 7.6% and Luxembourg 6.5%.

TOMRA's share price decreased from NOK 45.20 to NOK 45.10 during fourth quarter 2002. The number of shares traded at the Oslo Stock Exchange in 2002 was 342 million shares, compared to 336 million in 2001. The Board will recommend a dividend of NOK 0.25 per share for 2002, which is up from NOK 0.20 per share from the previous year.

Asker, 13 February 2003

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Erik Thorsen
Chairman	President & CEO